Filed by Saxon Capital, Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934.
Subject Company: Saxon Capital, Inc.
Commission File No. 000-33485.

Set forth below is the transcript from Saxon Capital, Inc.’s earnings conference call for the quarter ended June 30, 2004, which occurred on July 23, 2004. During the conference call, Saxon’s proposal to convert to a real estate investment trust (“REIT”) also was discussed.

Information contained inthe transcript is not a substitute for the proxy statement/prospectus that Saxon intends to file with the Securities and Exchange Commission. Saxon and Saxon REIT, Inc. have filed a preliminary proxy statement/prospectus with the Securities and Exchange Commission, and will file a definitive proxy statement/prospectus and other documents regarding the proposed transaction with the SEC. SHAREHOLDERS AND INVESTORS ARE URGED TO CAREFULLY READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION, INCLUDING DETAILED RISK FACTORS, ABOUT SAXON AND THE PROPOSED TRANSACTION. The proxy statement/prospectus and other documents are available free of charge at the SEC's website (www.sec.gov) and can also be obtained by directing a request to Bobbi J. Roberts, Vice President, Investor Relations, Saxon Capital, Inc. 4860 Cox Road, Suite 300, Glen Allen, Virginia, Telephone 804.967.7879, email: InvestorRelations@saxonmtg.com.

Saxon, its directors, and certain of its executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of Saxon and their ownership of Saxon stock is set forth in the proxy statement/prospectus.

FINAL TRANSCRIPT

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      Conference Call Transcript

      SAXN — Q2 2004 Saxon Capital, Inc. Earnings Conference Call

      Event Date/Time: Jul. 23. 2004 / 11:00AM ET
      Event Duration: N/A

CORPORATE PARTICIPANTS

      Rob Eastep
      Saxon Capital, Inc. — CFO & EVP

      Bobbi Roberts
      Saxon Capital, Inc. — VP, Investor Relations

      Mike Sawyer
      Saxon Capital, Inc. — President, CEO & Director

      Brad Adams
      Saxon Capital, Inc. — EVP

CONFERENCE CALL PARTICIPANTS

      Jim Fowler
      JMP Securities — Analyst

      Richard Shane
      Jefferies & Company — Analyst

      Jim Agah
      Millennium Partners — Analyst

      Jim Larkins
      Wasatch Advisors — Analyst

      Ariel Warszawski
      Elm Ridge Capital —Analyst

      Darius Brawn
      Endicott — Analyst

      Allen Fournier
      Pennant Capital Management — Analyst

PRESENTATION

Operator

        Ladies and gentlemen, thank you for standing by. Welcome to the Saxon Capital second quarter earnings conference call. At this time, all participants are in a listen-only mode. Later, we will conduct a question and answer session. Instructions will be given at that time. If you should require assistance during the call, please press star, 0. As a reminder, this call is being recorded today, Thursday, July — Friday, July 23rd, 2004. A replay of this conference will be available from today, July 23rd, 2004, to July 30th, 2004. To access the replay, please dial toll free 800-475-6701, or 320-365-3844, and enter access code 738376. I would now like to turn the conference over to our host, Bobbi Roberts. Please go ahead.

      Bobbi Roberts — Saxon Capital, Inc. — VP, Investor Relations

        Thank you, Anthony. Good morning, and welcome to Saxon Capital’s second quarter 2004 earnings conference call. I have with me this morning Mike Sawyer, President and Chief Executive Officer, and Rob Eastep, Chief Financial Officer. We issued a press release yesterday, which is available, along with our summary of financial data on our web page at www.Saxoncapitalinc.com.

As is customary, I would like to begin with the following information on forward-looking statements: Statements in this news release reflecting our future plans and strategies, are forward-looking statements, that are based on current expectations and assumptions. These expectations and assumptions are subject to risk and uncertainty, which could affect our future plans. Saxon’s actual results, and the timing and occurrence of expected events, could differ materially from our plans and expectations due to a number of factors, such as changes in overall economic conditions and interest rates, and changes in the applicable legal and regulatory environment.

You should also be aware that all information in this discussion is as of July 23rd, 2004. We undertake no duty to update any forward-looking statement to conform the statement to actual results or changes in the Company’s expectations. I would like to now turn the call over to Mike Sawyer.

      Mike Sawyer — Saxon Capital, Inc. — President, CEO & Director

        Thank you Bobbi, and good morning, everyone. We are pleased to announce that during second quarter, 2004, Saxon earned net income of $17.4 million or $0.56 cents per share on a diluted basis. During the quarter our retail production was $264.6 million, an increase of 18% from the same period last year, and an increase of 34% from the first quarter of 2004.

Wholesale production for the second quarter 2004 totaled $425.4 million, an increase of 51% from prior year’s second quarter, and an increase of 41% from the first quarter 2004. Improved market and pricing conditions contributed to the significant increase in correspondent flow production. Flow production was $208.3 million for the second quarter, an increase of 4% from prior year second quarter, and an 88% increase compared to the first quarter of 2004. Correspondent bulk production increased 31% compared to the second quarter 2003, and increased 39% compared to the first quarter of 2004.

Saxon’s total production for second quarter 2004 was $944.0 million, a 27% increase compared to second quarter 2003, and a 21% increase compared to first quarter of 2004. As of June 30th, 2004, our owned portfolio grew to $5.3 billion, an increase of 7% from the first quarter of 2004.

The weighted average FICO score for the portfolio was 614, as compared to 611 for first quarter 2004. The portfolio has a weighted average coupon of approximately 7.8%, as compared to 8.1% for first quarter 2004. With that overview, I will turn the call over to Rob Eastep, our Chief Financial Officer, for a review of the financial results.

      Rob Eastep — Saxon Capital, Inc. — CFO & EVP

        Thanks, Mike. During the quarter, we saw our net interest income increase 9% compared to first quarter 2004, as we continued to grow our owned portfolio. Our net interest margin increased 20 basis points over the first quarter 2004, due primarily to an increase in prepayment penalties collected in the second quarter. Our net revenues decreased slightly from first quarter of 2004, which is attributable to an increase in our provision for loan loss, and a decrease in gain on sale of mortgage assets.

During the second quarter, we did not complete a first lien whole loan sale, as we did in the first quarter. The increase in the provision for loan losses was due primarily to charge-offs of $9.5 million, coupled with a relatively flat level of seriously delinquent loans at quarter-end compared to prior quarter-end. Our allowance for loan losses increased slightly from March 31st to June 30th. As I previously mentioned, we incurred $9.5 million in charge-offs with the vast majority coming from our 2001 vintage loans. Our seriously delinquent loans declined slightly during the second quarter.

Total delinquencies increased approximately $40 million. This increase came from our 30-day category. Our allowance for loan loss as a percentage of serious delinquencies increased slightly from 11.7% at March 31st to 11.9% at June 30th. We saw a $2.7 million increase in operating expenses in the second quarter, due mainly to the $2.6 million severance and executive compensation expenditure we recorded with the departure of Dennis Stowe.

Excluding the one-time charge, our total expenses were flat, while our mortgage loan production increased significantly and we grew our servicing portfolio. As such, we saw our efficiency ratio, excluding the one time charge, improve to 44.4% for the second quarter, compared to 49.5% for the first quarter. As Mike mentioned, we ended the quarter with $5.3 billion in net mortgage loans. At June 30th, we had $103 million in short term liquidity, compared to $78 million at the end of the second quarter last year. At June 30th, we had $1.8 billion in warehouse lines.

Our total servicing portfolio as of June 30th was $11.4 billion, of which $5.3 billion represents Saxon’s own portfolio. The seriously delinquent rate of Saxon’s owned portfolio was 6.5% at June 30th, compared to 7.0% at March 31st, 2004. During the quarter we purchased the rights to service approximately $1.5 billion in mortgage loans at an average cost 72 basis points. We expect to purchase additional third-party servicing rights through the third quarter of 2004. With the increase in our total servicing portfolio and continued focus on operating efficiencies, our cost to service declined to 22 basis points during the quarter, from 26 basis points in previous quarters. With that, I would like to turn the call back over to Mike.

      Mike Sawyer — Saxon Capital, Inc. — President, CEO & Director

        Thanks Rob. We are pleased with our solid production and portfolio growth during the second quarter of 2004, and expect the positive trends to continue during the second half of this year. On July 14th, 2004, Saxon REIT filed pre-effective amendment #4 to its Form S-4 registration statement. Pending a declaration of effectiveness from the SEC, we expect to hold our shareholders meeting in the third quarter, and if approved, we expect to complete the REIT conversion before the end of 2004.

I would now like to the turn the call over to our operator, so we can take any questions from our listeners.

QUESTION AND ANSWER

Operator

        Thank you. Ladies and gentlemen, if you wish to ask a question, please press star, 1, on your touch-tone phone. You will hear a tone indicating you’ve been placed in queue. If you pressed star, 1, prior to this announcement, we ask that you please do so again at this time. You may remove yourself from the queue at any time by pressing star, 2. If you are using speaker equipment, please pick up your handset before pressing the numbers. Once again, if you have a question, please press star, 1, at this time. One moment, please, for the first question. And our first question is from the line of Jim Fowler with JMP Securities. Please, go ahead with your question

      Jim Fowler — JMP Securities — Analyst

        Good morning, Mike. I had a question related not so much to your company, but more to the industry of late. It seems as though Moody’s has taken a more aggressive stance in the rating agency model to valuing rating securities and/or stressing some of the securitizations with concerns of some of your competitors on issues with excess spread. I am wondering if you might comment on how — if in fact, that is having an impact on the securitization market currently, and if it is, what you think the trends coming out of that might be relative to competitor pricing? Thanks.

      Mike Sawyer — Saxon Capital, Inc. — President, CEO & Director

    Right.        I’m going to make a general comment, and then I’ll refer this over to Brad Adams, who is also on the call. Brad runs our securitization program at Saxon. But the only effects that I have been aware of, of Moody’s stance to Saxon deals in particular, has been there is an uncertainty in the market with a fast growing product, which is the jumbo interest-only mortgage. And the lack of amortization of principal, and the fact that it’s new has led to some uncertainty in their loss estimations. But as to the overall market, Brad, would you like to comment?

      Brad Adams — Saxon Capital, Inc. — EVP, Capital Markets

    Sure.        Moody’s has really, over the last two years, kind of taken a methodical approach to increasing credit enhancements across the board for all non-conforming mortgage issuance. They did so, in my opinion, mainly because they could, and that Fitch is no longer used as one of the consistent rating agencies for subprime paper. It typically is a Moody’s and S&P rating, and that is driven by the fact that the CDO’s that are buying subprime bonds require Moody’s and S&P. So with the — kind of the competition whittled down to 2 guys and Moody’s typically always drove the levels, in other words, they always had the most conservative approach to valuing the collateral. They’ve taken opportunities to get tighter and tighter.

As far as specific to the spread compression relative to the rising interest rate environment currently, there hasn’t been anything outside of the very quantifiable effect of decreased spreads. You can plug it into your model and you have to have enough enhancement in the yield curve assumptions to cover losses in any bond. So, it’s very mathematical. It’s not something that they have done that is not effective at all.

      Mike Sawyer — Saxon Capital, Inc. — President, CEO & Director

        I would add to that though, that in a rising rate environment, there is a natural spread compression that occurs during your holding period, and that when you are a volume-driven company to no end, if you lose some of your pricing discipline, that only enhances that spread compression, and that might be a concern. Saxon has not, at least in my tenure, operated in that manner. While we are affected by rising and lowering interest rate trends, the effects are usually non-material, and we feel very comfortable with our pricing policy today

      Jim Fowler — JMP Securities — Analyst

        I guess that was my point, Mike. I mean, you have been a very diligent participant in this industry, some of the other folks that might be less so, I’m just wondering if you might be getting — seeing a sense of where, maybe, this external influence might be bringing more rational behavior into the industry, and whether that benefits — what you think that might benefit your company on marginal production activity?

      Mike Sawyer — Saxon Capital, Inc. — President, CEO & Director

        I think that you saw that exactly in the second quarter.

      Jim Fowler — JMP Securities — Analyst

      Right.

      Mike Sawyer — Saxon Capital, Inc. — President, CEO & Director

        There were two macro trends in the second quarter that affected our growth, in addition to our continuing efforts to grow the platform. The first one was simply that when second quarter forward commitments were being negotiated by several of our large competitors, they found that their current pricing regimen from the late 4th quarter, early first quarter of this year, had a significant deterioration in their bids. And so they raised their pricing, while we remained consistent with our pricing, which keeps us competitive in the market, as long as it is gives us a return that we expect.

That made our program much more competitive. Now, when you got into the, what I like to call the flexion point of when — in April, Greenspan intimated to the markets that he would be at the next Fed meeting increasing rates, there were a lot of fence sitters that jumped off the fence. The procrastinating borrower, we call them, who is always afraid if he signs his loan today, he’s not going to get a lower rate tomorrow, and there’ll be one. And once that was determined, that they had hit the low points for the foreseeable future, there was, I think you’ve seen large production gains in most non-prime originators. So we enjoyed the benefits of both of those, we continue to invest prudently in sticking to our plan and building a solid company, and we are very happy to report the numbers that we had for the second quarter.

      Jim Fowler — JMP Securities — Analyst

        And they are excellent. Thank you very much for your explanation.

      Mike Sawyer — Saxon Capital, Inc. — President, CEO & Director

      Thanks, Jim.

Operator

        Thank you, our next question is from the line of Richard Shane with Jefferies Company. Please, go ahead with your question.

      Richard Shane — Jefferies & Company — Analyst

      Good morning, guys.

      Mike Sawyer — Saxon Capital, Inc. — President, CEO & Director

      Good morning, Rick.

      Richard Shane — Jefferies & Company — Analyst

        Question just related to the decline in origination expenses. That was a big driver this quarter. What was the catalyst behind that, and is that something we should see as an ongoing reduction?

      Mike Sawyer — Saxon Capital, Inc. — President, CEO & Director

        That’s a simple numerator over denominator equation. Our platform, as we have built it, is built to handle the volumes we had in the second quarter, and probably could handle a little more, without adding expenses, other than the marginal expenses of premium and third-party business. So as we continue to build our marketplace and our relationships, it’s always been in our business plan to see an ever-declining efficiency ratio, and that is where we are headed.

      Richard Shane — Jefferies & Company — Analyst

      Got it.

      Rob Eastep — Saxon Capital, Inc. — CFO & EVP

        As you probably picked up, our total expenses quarter-over-quarter were flat if you take out the one-time charge.

      Richard Shane — Jefferies & Company — Analyst

        Got it. Thanks, Rob.

      Mike Sawyer — Saxon Capital, Inc. — President, CEO & Director

      Thanks, Rick.

Operator

        And, gentlemen there are no further questions at this time. Please continue. Actually, we do have questions coming in. We have a question from the line of Jim Agah with Millennium Partners. Please, go ahead with your question.

      Jim Agah — Millennium Partners — Analyst

      Good morning, guys.

      Mike Sawyer — Saxon Capital, Inc. — President, CEO & Director

      Good morning, Jim.

      Jim Agah — Millennium Partners — Analyst

        I actually haven’t even seen a lot of detailed numbers yet, but I was hoping you could go into the — Dennis’s — that non-recurring expense for Dennis’s departure. Absent that, were there any other non-recurring expenses in the quarter?

      Mike Sawyer — Saxon Capital, Inc. — President, CEO & Director

        Not that I’m aware of. Rob?

      Rob Eastep — Saxon Capital, Inc. — CFO & EVP

        No, Jim — that was — the Dennis severance, $2.6 million, that was really the only one-time expense in the financials.

      Jim Agah — Millennium Partners — Analyst

        Now, in terms of the REIT conversion expenses, when did you really experience the bulk of the legal and admin fees, et cetera, for that?

      Rob Eastep — Saxon Capital, Inc. — CFO & EVP

        Jim, those are capitalized, and it’s going to be part of your cost of the transaction and when the transactions incur, they will actually go on the balance sheet as a reduction of paid-in capital. So it actually does not go through the income statement.

      Jim Agah — Millennium Partners — Analyst

    Okay.        And then, is there any way we could get a little more color on the timing, guys, with respect to shareholder meeting, capital raise, et cetera?

      Mike Sawyer — Saxon Capital, Inc. — President, CEO & Director

        Absolutely, Jim. I mean, we have done everything in our power to fulfill every request and question of the SEC. They would be the first to tell you, they have a tremendous work load that is not normal for what they have seen in the past. We are probably as far along in the process as any of our competitors in our sector, that are converting to a REIT, if not ahead of them all. The timetable, once we are declared effective, is we have our proxy ready to go and be mailed the day after we get that declaration, and we need to, by law, wait 21 business days after that in order to hold the election.

Given where we are in the process, the number of questions at our last amendment, we still have full expectations that we will conduct the pricing sometime in the last week of September, with the scheduled close and merger on October 1st. I doubt highly that it could be earlier than that, and that’s simply because once you factor in purchase accounting and the time it takes to get the accountants to settle the books, we would be pushing up against qualifying for REIT rules at the end of quarter, which you are required to do. So beginning the new structure on the 1st day of a new quarter is the most efficient way and the most conservative way to enhance our shareholder’s increasing value. So that is really where we are. We have been ready to do this since last May, and we are just waiting for the SEC to finish their deliberations.

      Jim Agah — Millennium Partners — Analyst

        Is there anything substantive that they are holding out on? Or is it just —

      Mike Sawyer — Saxon Capital, Inc. — President, CEO & Director

        Without my attorneys smacking me in the head, no. There are, and have been, new regulations and laws put forth in the last two years, specifically regarding public corporations and capital raises and the disclosures declared within. And as usual, the first time around with new laws, there seems to be some sort of non-declarative specificity, and so the interpretation of the law is often a matter of opinion until precedent gets set. Unfortunately for Saxon, we are the precedent. So a lot of the delay, in my mind, is simply good-intentioned people with a lot of experience and skill trying to figure out what the legislators wanted us to do. But material or substantive, no. And I believe when you see the final document, a couple weeks after you are done reading it, you will agree with me.

      Jim Agah — Millennium Partners — Analyst

        Mike, when you mentioned October 1st, that was to be, I assume you want to get this done by October 1st, so can you have the fourth quarter, a full fourth quarter to qualify for REIT status. Right?

      Mike Sawyer — Saxon Capital, Inc. — President, CEO & Director

        That is absolutely correct.

      Jim Agah — Millennium Partners — Analyst

    Okay.        So that is really the main goal you are shooting for?

      Mike Sawyer — Saxon Capital, Inc. — President, CEO & Director

      Absolutely.

      Jim Agah — Millennium Partners — Analyst

        I would like to ask a question about the third-party servicing that you guys picked up.

      Mike Sawyer — Saxon Capital, Inc. — President, CEO & Director

      Yes, sir.

      Jim Agah — Millennium Partners — Analyst

        Did you say, Rob, did you say that was a billion 2?

      Rob Eastep — Saxon Capital, Inc. — CFO & EVP

        $1.5 billion and on average price, about 72 basis points

      Mike Sawyer — Saxon Capital, Inc. — President, CEO & Director

        And we have already entered into substantial commitments to increase that amount in the next quarter.

      Jim Agah — Millennium Partners — Analyst

        That was my next question. Substantial, meaning larger than that?

      Mike Sawyer — Saxon Capital, Inc. — President, CEO & Director

      Yes.

      Jim Agah — Millennium Partners — Analyst

    Excellent.        For roughly the same economics?

      Mike Sawyer — Saxon Capital, Inc. — President, CEO & Director

    Yes.        Actually, the economics get better the larger the portfolio becomes, because of the decreasing per unit cost. Economies of scale, Jim.

      Jim Agah — Millennium Partners — Analyst

        And maybe I could just ask, sort of from a modeling-perspective, how do you guys see your net interest margin, basically playing out, in the current environment with the Fed raising short-term rates, maybe a little less aggressively than people thought a few weeks ago, but raising short-term rates, and the ten-year coming down a little bit more than people expected, and slight flattening in the yield curve? So how is the margin outlook?

      Mike Sawyer — Saxon Capital, Inc. — President, CEO & Director

        I think that for the short-term period, the overall portfolio margin will continue to decrease slightly, only because there is still a significant amount of ‘01 and ‘02 production that was originated in a higher interest rate environment.

Now in regards to — and that is gross margin on the portfolio, which doesn’t take into effect the timing of when we do a securitization, and how the financing for each individual trust is locked in through maturity of the bonds and the loans throughout.

So that gets back to an overall business philosophy, which I have often found, in that in a higher rate environment, it gives us greater purchasing power for two reasons — or margin power, pricing power, sorry, Jim. The first reason is, there is a higher demand for our primary product, which is debt consolidation relief. The second reason is, Saxon has generally been a premium-pricer in the marketplace, which is we provide a better service, and so we ask a higher price, just like a Mercedes costs more than a Toyota. And when the differential in that price is minimized, in other words, if you are going to have $100 more in monthly mortgage payment, in a 7% environment, that $100 is huge.

But when you put it down in basis points, if you’re an 1/8 to 1/4 higher in price than your competitors because you rightfully believe you provide better service, in a 7% environment that might be, you know, $25 in a $500 payment. But in a 9% environment, that $25 is the same gross amount, but because it’s a higher-interest rate environment it’s on a $1,000 payment.

So, historically over the last 9 years I have been at Saxon, and 20 years in the business, when the non-prime market is in the 9-10% interest rate range, which is where it’s been most of that time period, versus the 7 and 6% range it’s been in over the last 3 years, we generally find a better availability, and ability to maintain a competitive posture in a premium-pricing mode. And so, I think that going forward, our margins within the trust will begin to rise. However, for the short-term period, because there is still a significant portion of the portfolio that was originated in an 8 and 9% market, and we are now in a 6.5 to 7.5% market, you are going to see a gross deterioration in the portfolio.

But remember that we price each individual loan and each individual trust over the life of those vehicles, and so we maintain our both our profitability and our return disciplines regardless of the environment. And I think that is one of the things that Saxon has proven over the years an ability to do, which is why we have not only stuck around all of these years and persevered, but done it in a very profitable manner.

      Jim Agah — Millennium Partners — Analyst

    Okay.        Can I ask one last question and this is pretty recent, apparently there were some Fitch ratings downgrades of some of the MBS classes?

      Mike Sawyer — Saxon Capital, Inc. — President, CEO & Director

        Yeah, those were subordinate classes, and was that ‘01? Brad? Brad’s on the call.

      Brad Adams — Saxon Capital, Inc. — EVP, Capital Markets

        I think they were 2000 deals.

      Mike Sawyer — Saxon Capital, Inc. — President, CEO & Director

        Yeah, 2000 deals. And again, those loans have been affected by tremendous prepayment speeds, which lower the amount of excess interest to cover future losses and amortization, and that is something that happens routinely, especially when you get 4 to 6 years out in the trust. Brad, any additional color to add for Jim?

      Brad Adams — Saxon Capital, Inc. — EVP, Capital Markets

        Sure, across the board you know the year 2000 collateral performed below the market’s expectations and certainly below the ratings agency’s. And unfortunately for issuers, rating agencies look at that vintage and are requiring a higher level of credit enhancement today, relative to the risk in the collateral, than they were back then. Basically, the short answer is, there wasn’t enough credit enhancementin those deals originally, and I think we are making up for it today. I think we are required to operate with more credit enhancement than is necessary for the loans. After another year or so, when the performance of 2003 and ‘04 vintage stuff starts to become reliable and visible, I think will you see our overall cost of funds decrease.

      Mike Sawyer — Saxon Capital, Inc. — President, CEO & Director

        And Jim, in terms of what I will take in implied question, has that affected us or our levels or our ratings? We just completed a $1.2 billion securitization last week, and the Fitch downgrades were known at that time, and our pricing was, we feel extremely successful at the tightest end of the market. Would you agree, Brad?

      Brad Adams — Saxon Capital, Inc. — EVP, Capital Markets

      Absolutely.

      Rob Eastep — Saxon Capital, Inc. — CFO & EVP

        And Jim, another key point on the downgrades, those are all bonds. They are not on our balance sheet. Those are all securitizations that were pre-divestiture from Dominion.

      Brad Adams — Saxon Capital, Inc. — EVP, Capital Markets

        And in terms of how the ABS market views it, that news comes out and I don’t even get a single phone call from anyone.

      Jim Agah — Millennium Partners — Analyst

        Sorry last one. Do you anticipate a whole loan sale in the next quarter?

      Mike Sawyer — Saxon Capital, Inc. — President, CEO & Director

        I don’t really anticipate that, Jim. Generally with the whole loan sales, when we are doing our pooling and looking at our structures for securitization, we will test the market and see what the pricing is, especially on higher credit, lower percentage prepayment penalty, lower rate loans. And if the market has an appetite for it and it makes more economic sense than doing a securitization, we’ll carve those out for 2 reasons. Number 1, we get cash gain on sale on an asset that we might think is mispriced, and number 2, it enhances the economics of any securitization that we do. So, we have over the past several years done that at times when it made economic sense. So I wouldn’t say we are going to do it this quarter or next quarter. I would say in the future, will we continue to do it? Yes, when it makes sense. But I couldn’t make that a specific.

      Jim Agah — Millennium Partners — Analyst

    Okay.        Great, guys. Good luck.

      Mike Sawyer — Saxon Capital, Inc. — President, CEO & Director

      Thanks, , Jim.

Operator

        Our next question is from the line of Jim Larkins with Wasatch Advisors. Please, go ahead with your question.

      Jim Larkins — Wasatch Advisors — Analyst

        Hello, Mike. Could you give some color, if possible, on how the company would look given your current run rate on a QRS versus TRS basis? Or what percentage of your current income do you believe would be qualified as dividendable income?

      Mike Sawyer — Saxon Capital, Inc. — President, CEO & Director

        Jim, that would — well, first of all, it would be very hard do, because a lot of it is going to depend on how much capital is raised in the actual deal, and how much — how many of the assets go into one place or the other. You know, we have talked about, and I think we talk about in the prospectus, what our long-term strategy is. But in terms of being specific, you know, that is just not something that we do, because the market changes and we hate to put expectations in people’s eyes.

What I would say, is that our long-term intention is to invest the capital fully, as fast as we can, to grow our owned portfolio to the point where, once again, we can continue to grow the Company at very reasonable rates of growth, without having to dilute the shareholder’s equity and raising additional capital. That is always subject to non-transactional items that might be accretive, such as an acquisition or merger.

So, in terms of the ongoing core business, it is our intention to run the servicing businesses out of the TRS, and to maximize the growth of that and it’s contribution, and it is our intention to keep the entire portfolio that we retain investment in, in the QRS. As to the mix of those, you know, that would be speculation on my part, Jim.

      Jim Larkins — Wasatch Advisors — Analyst

    Okay.        Fine. Can you quantify at all, how much prepayment penalties help the net interest margin?

      Mike Sawyer — Saxon Capital, Inc. — President, CEO & Director

      Yes, Rob’s got that number.

      Rob Eastep — Saxon Capital, Inc. — CFO & EVP

        Yes, Jim. It’s about 20 basis points — or actually, about 18 basis points. And it was from 7. — First quarter, $7.9 million and the second quarter is $9.8 million. But about 18 basis points.

      Jim Larkins — Wasatch Advisors — Analyst

        Okay, good. And on your cost lines, should I think of your G&A as being more of your corporate overhead and some of your more fixed cost, and payroll being the more variable piece of your cost structure? Is that accurate?

      Mike Sawyer — Saxon Capital, Inc. — President, CEO & Director

        That is pretty accurate, Jim. We try to — in how we manage the Company, we try to maintain shared services, which is IT and legal and corporate and that, as a separate cost center. And then we apportion out in our measurement of the business’s return, appropriate levels of those expenses. And we try to, as much as possible, measure the marginal cost of production, from the shareholder’s viewpoint, the marginal cost — or the marginal return on investment of each of our production — of each of our operating businesses, because obviously we look at servicing as an operating business also. So your basis is right. As a company of our current size, although we are growing very, I consider rapidly. Not, some people wouldn’t say that, but we are growing significantly. Our corporate overhead from our original IPO until today has been an inordinately large percentage of our expenses. As our rapidly declining efficiency ratio, and that is a positive number, has shown, the larger the base of our investment grows, the smaller those necessary expenses become as an overall contributor to G&A.

      Jim Larkins — Wasatch Advisors — Analyst

        Okay great. Last question, did you expand your retail offices at all, this quarter?

      Mike Sawyer — Saxon Capital, Inc. — President, CEO & Director

    No.        And I have said in the last 2 earnings call and I maintain that today, we are still looking at a rising rate environment in retail, with what we see as a lot of price pressure in some places. And so, we have maintained our retail operation and instead focused on consolidating expenses and making them more efficient, and originating, what we consider to be a more — a more appropriate mix of business than what they were originating last year. And we feel strongly we have made a lot of strides in the last nine months in that regard.

      Jim Larkins — Wasatch Advisors — Analyst

    Okay.        Great. Thank you.

      Mike Sawyer — Saxon Capital, Inc. — President, CEO & Director

      Thanks, Jim.

Operator

        Our next question is from the line of Ariel Warsovski. Please, go ahead with your question.

      Ariel Warszawski – Elm Ridge Capital — Analyst

        Hey you guys. Nice quarter.

      Mike Sawyer — Saxon Capital, Inc. — President, CEO & Director

      Thank you, Ariel.

      Ariel Warszawksi – Elm Ridge Capital — Analyst

        Couple of questions about servicing. You told us last quarter, that a lot of your expenses were sort of — you were pre-funding a larger servicing base. And it looks like that is finished, if I actually tease apart your expense basis quota. Is that correct, that you actually have the servicing capacity you need now to layer on all this extra servicing?

      Mike Sawyer — Saxon Capital, Inc. — President, CEO & Director

        We — the way that we have been acquiring the servicing, Ariel, we have been negotiating forward deliveries with our partners. And so what that has allowed us to do, is to add in people in anticipation of the delivery, and thus to maintain our performance standards. Now, there were some expenses in the third and fourth quarter, actually second, third and fourth quarter last year, in that we did a servicing conversion and yes, those expenses have been absorbed. We also — and we had excess people because of the training issues involved, and that has been absorbed. We also added a second building in Texas to take up the space with the large growth of portfolio. And those construction expenses have been absorbed. So yes, in that case, you are correct. The current platform, under the space that we have at this point in time, would support a portfolio of about 20 billion total. And obviously, as we did when we approached the 12 billion level last year, at the point in time when we need to, we will expand our facility again.

      Ariel Warszawski – Elm Ridge Capital – Analyst

        And, so this is the reason why your servicing expense went from 26 to 22 basis points, and that is sustainable in your mind?

      Mike Sawyer — Saxon Capital, Inc. — President, CEO & Director

        Yes, I would expect, absolutely expect, that our servicing expense in terms of basis points will continue to decline, maybe not as drastically. But, there are only so many presidents of servicing and master accountants for master servicing, and people like that, that you need. And as automated as our servicing operation is, there is a tremendous amount of economy of scale-type gains that we can get in terms of our cost, as we continue to grow the portfolio. So my expectation is, will it continue to be reduced on a basis point level? Yes.

      Ariel Warszawski – Elm Ridge Capital – Analyst

        But you are just saying next quarter, we’re not going to see 18. We just might see 21 or 20?

      Mike Sawyer — Saxon Capital, Inc. — President, CEO & Director

        I don’t speculate on forward numbers.

      Ariel Warszawski – Elm Ridge Capital — Analyst

    Okay.        But 22, we are not going to see go back to 26, that is for sure.

      Mike Sawyer — Saxon Capital, Inc. — President, CEO & Director

        I certainly do not expect to see that.

      Ariel Warszawski – Elm Ridge Capital — Analyst

    Okay.        And then you mentioned on your production volumes, which were very robust this quarter, you think that that is a run rate, going forward, that is sustainable for the rest of the year, and beyond?

      Mike Sawyer — Saxon Capital, Inc. — President, CEO & Director

        I would say that the second quarter increases are more robust than what we had even expected, due to the macro economic factors I spoke of before. Do I think that we will continue to grow our production platform as we have planned and as we have over the past several years? Yes, I do. I think that we provide a superior product in the marketplace, maybe not recognized as such by some. But certainly by our investors both on the debt and the equity side, they recognize the advantage of how we go about operating in a risk-based pricing business. And the service that we provide, the stability that we provide, the stable market appetite that we maintain, is of value to many of our customers. And we have in up markets and down, in rising rate environments and declining rate environments, we have been able to grow this franchise consistently for over 9 years, and that is the basis of my expectation of future growth.

      Ariel Warszawski – Elm Ridge Capital- Analyst

        I guess maybe, could you give us a hint as to how the quarter is going so far in terms of last quarter in terms of volumes?

      Mike Sawyer — Saxon Capital, Inc. — President, CEO & Director

        No, I can’t do that. Not only don’t we do that, but I’m also in open registration right now.

      Ariel Warszawski – Elm Ridge Capital- Analyst

     Okay, okay. No problem, I understand. Thanks a lot, guys.

      Mike Sawyer — Saxon Capital, Inc. — President, CEO & Director

      Thank you.

Operator

        Our next question is from the line of Darius Brawn with Endicott. Please, go ahead with your question.

      Darius Brawn — Endicott — Analyst

        Hi, gentlemen. Couple of questions, tied to the REIT conversion. The first is, would you wait until January 1st if you couldn’t get the conversion going by October 1st? And the next is, what is the amount of capitalized expenses pertaining to the offering? Thanks.

      Mike Sawyer — Saxon Capital, Inc. — President, CEO & Director

        I will have Rob talk to that, and the one thing I will say on Rob’s reply to that is, he could give you what it’s been up till now. But there will be more until we get the deal done. And secondly, October 1st is not a drop-dead date. We would only delay till January 1st if we were prevented from, what in our minds would be a very, very conservative estimate of the ability to qualify under all REIT rules on December 31st. And as long as we felt that we had the time to do that, then up until that point in time, we would convert the year. I still remain extremely confident in the timetable I mentioned to Jim Agah before.

      Rob Eastep — Saxon Capital, Inc. — CFO & EVP

        Darius, on the cost, I think what we have in the filing, assuming $500 million raised, would be $35 million in expenses, which includes the underwriter discount.

      Darius Brawn — Endicott — Analyst

        But what is the amount that has been capitalized, X the underwriters discount, the lawyers and accountant and all that good stuff?

      Rob Eastep — Saxon Capital, Inc. — CFO & EVP

        Approximately $3 million right now.

      Darius Brawn — Endicott — Analyst

      Okay thank you.

Operator

        And ladies and gentlemen, we have time for one last question, and that will be from the line of Allen Fournier at Pennant Capital Management. Please, go ahead with your question.

      Allen Fournier — Pennant Capital Management — Analyst

        Well, I’ve heard my last name pronounced in a number of ways, but that is new. Good morning. Very happy to see the growth here in production, and I just wanted to get a sense, I know you’ve discussed various factors that have affected growth already. But Mike, you have tended to be very bearish on the environment and, you know, generally in the past, and what competitors are doing, and so forth. But I guess I’m trying to understand, if this increase in production is because of a better environment, or because the REIT is approaching, or if this would be a sustained level, you know, assuming the environment is okay?

      Mike Sawyer — Saxon Capital, Inc. — President, CEO & Director

    Right.        I think that while you are right, I generally tend to be a little more conservative in my approach to the market environment, mainly because of what I believe to be the rational, or lack of rational, decisions made by some of my competitors.

I would say that we, over the last year and a half, have made several management changes in both our wholesale and retail channels. The correspondent flow channel, while the pricing environment did have an affect, also had a double whammy in the first quarter, when we had one large flow correspondent, almost 15% of annual volume, convert to a bulk seller, where we generally are not as price competitive. And the sales department reacted to that, and went out and signed up multiple new partners, such that not only did production increase significantly, but no single flow customer was more than 5 or 6% of the total quarter’s production. So, there have been, what I perceive to be, significant changes in both the management and the operations of 2 of our 3 major origination channels, But at the same time, there were 2 very large macro economic factors. I think if you were to look at one of my largest competitors, who had earnings release yesterday or the day before, they reported significantly record volume gains in the second quarter.

And as you have heard me speak before, this — the non-prime market generally tends to be counter cyclical to the prime market. And when the prime market begins to contract, due to the price sensitivity of the borrower, the same things that cause interest rates to rise, also enhance demand for our products. And when you look at Saxon’s mix of business, through the booms, through busts, whatever, Saxon has historically concentrated on the cash-out refinance, bill-consolidating borrower, to the tune of up to 78 to 80% of our business, year in and year out. And that is the customer that is now coming to the fore, both through marketing campaigns, through economic factors that are focusing them on their debt load. And we are seeing the benefit of that. And that is a market that you win on service and speed, not on price. And that is also to Saxon’s benefit.

      Allen Fournier — Pennant Capital Management — Analyst

        So these levels are somewhat sustainable?

      Mike Sawyer — Saxon Capital, Inc. — President, CEO & Director

        I would say that they are — I would say that we will continue to grow. I would say that the second quarter raw numbers were better than the base would be due to those factors. But that the base in the third quarter, you know, is going to be higher than the base in the first quarter, just as it is almost every year. In our production and in our budgeting internally, there are seasonal cyclicality factors in terms of production, just for raw information and how we look at it.

January and February are always slow. March, April and May are generally 3 of the best months will you have in the year. June, July and August tend to slow down a little bit. But then September and October are again, 2 of the best months have you. And then November and December slow down with the holidays. And that pattern has repeated itself year after year after year. So quarter to quarter, you know, one of the things one of my stockholderers gets frustrated with me on is, I don’t manage the business quarter to quarter. I manage the business year to year, and two years to three years to four years out. And we are very, very pleased with the changes that we have made in our origination channels, with the leadership of the new management that we have brought in over the last year and a half, and we expect to continue to grow the platform.

      Allen Fournier — Pennant Capital Management — Analyst

        Well, your shareholders appreciate a great job last quarter. Thank you.

      Mike Sawyer — Saxon Capital, Inc. — President, CEO & Director

        Thank you. Thank you. That is the end of our questions. Again we were very pleased with our second quarter results for 2004. We are looking forward to strong performance during second half of the year, and a successful conversion to a REIT structure. I look forward to talking to all of you at our next quarterly earnings conference call, and if you have any additional questions, please contact our Vice President of Investor Relations, Bobbi Roberts, at 804-967-7879. Thank you and have a great day.

Operator

        Ladies and gentlemen that does conclude our conference call for today. Thank you for your participation and for using AT&T executive teleconference. You may now disconnect.

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